[Wachtell, Lipton, Rosen & Katz Letterhead]
November 19, 2008
VIA EDGAR AND EMAIL
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Registration Statement on Form S-4
Filed November 10, 2008
File No. 333-155248
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
File No. 001-09718
Dear Mr. Windsor:
     Set forth below are responses of The PNC Financial Services Group, Inc. (“PNC”) and National City Corporation (“National City”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated November 18, 2008 regarding PNC’s Registration Statement on Form S-4 (the “Registration Statement”) and PNC’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 (the “PNC Form 10-Q”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 (the “Amendment”) to the Registration Statement, and we have enclosed six courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on November 10, 2008.

Christian Windsor, Esq.
November 19, 2008

     As we have discussed with the Staff, time is of the essence in moving this transaction forward. Accordingly, to the extent the Staff believes that any of our responses are not sufficient to permit moving ahead to declare the Registration Statement to be effective, we stand ready to work with you to resolve any such concerns as quickly as possible, and we would appreciate it if the Staff would let us know of any concerns at the earliest possible time. We greatly appreciate all of the effort the Staff has put in to get us to this advance stage so quickly.
     The Staff’s comments, indicated in bold, are followed by responses on behalf of PNC and National City (with respect to the Registration Statement) and by responses on behalf of PNC (with respect to the PNC Form 10-Q).
Form S-4
General
1.	Please advise the staff regarding any projections, analysis or other material non-public information provided by PNC to National City or its financial advisor. Similarly, tell us about any projections of other material non-public information provided by National City to PNC or its financial advisors. For any projections or other information provided by one party to the other party or their advisors, please disclose any material non-public information provided.

Response:

PNC did not provide projections, analysis or other material non-public information to National City or its financial advisors, although, during the course of reverse due diligence, PNC did discuss its comfort with the publicly available consensus estimates for future PNC earnings. National City provided non-public financial projections to PNC and its financial advisors that is being furnished supplementally under separate cover. However, the Staff is supplementally advised that while PNC did review that information, PNC did not rely on that information in undertaking its review and analysis as to whether to proceed with the National City transaction. Rather, PNC created its own revenue, expense and other financial projection assumptions based on a variety of factors, including without limitation its views regarding the market and the economy (both nationally and within the National City geographic footprint), its expectations regarding credit, its post-merger strategies and expectations for National City’s businesses, its integration expectations (including cost savings opportunities and merger-related expenses), its expectations regarding potential divestitures, purchase accounting impacts and other factors.

2.	We note numerous press articles describing the significance of IRS Notice 2008-83 relating to the treatment of deductions under section 382(h) of the Internal Revenue Code with respect to losses on loans after an ownership change of a bank. With a view toward providing greater transparency in your document, please address the following regarding that interpretation:
•	Provide us with a summary of the incremental impact of this IRS Notice in relation to the merger transaction, including quantification of the tax benefits that would have resulted from the merger transaction based on the IRS guidance prior to the issuance of

Christian Windsor, Esq.
November 19, 2008

this IRS Notice compared to the tax benefits resulting from the merger transaction as computed based on this IRS Notice;
Response:

The Staff is supplementally advised that IRS Notice 2008-83 did not have a direct incremental impact on the financial statements. In the context of bad debt deductions, the limits of Section 382(h) only apply to bad debt deductions that would be properly taken into account within the first year following the acquisition. We have projected 2009 tax charge offs to be approximately $4.6 billion. Since this is less than the cumulative limit that would apply over time under Section 382, IRS Notice 2008-83 did not provide any direct impact to us. However, Notice 2008-83 will permit us to deduct more than the annual $265 million Section 382(h) limits that would otherwise apply. We expect that the bad debt deductions that will be taken earlier for tax purposes as a result of IRS Notice 2008-83 will result in a maximum net present value of approximately $725 million.
•	Tell us whether this IRS notice impacted your decision making process to make an offer to National City;
Response:

The Staff is supplementally advised that, while the issuance of IRS Notice 2008-83, did have a modest positive impact on the economics of the transaction, it was not a significant factor in PNC’s decision to proceed with a transaction.
•	Provide us with an analysis of the impact of this IRS notice on the pro forma results of operations and your internal rate of return goal of the combined company; and
Response:

The Staff is supplementally advised that, as discussed above, IRS Notice 2008-83 does not impact our pro forma results of operations of the combined company. Our internal rate of return calculation did include the tax benefit of the accelerated deductions under IRS Notice 2008-83. We estimate the accelerated tax benefit increased the internal rate of return by approximately 2%.
•	Please disclose the existence of the IRS Notice, the particular terms and conditions, and how it impacts and is expected to impact the registrant going forward.
Response:

In response to the Staff’s comment, we have added the disclosure on page 100 of the Amendment.

3.	We note the disclosure in PNC’s Form 8-K filed October 24, 2008 that PNC intends to participate in the Treasury’s TARP Capital Purchase Program by issuing $7.7 billion of preferred stock to the U.S. Treasury. Please revise the registration statement, where appropriate, to briefly discuss the material terms of PNC’s participation in this program and to disclose the extent to which funds received from the program are conditioned on the completion of the merger. We note related disclosure in the most recent Form 10-Q.

Christian Windsor, Esq.
November 19, 2008

Response:

In response to the Staff’s comment, we have added the disclosure on page 26 of the Amendment, and we note that additional disclosure has also been added elsewhere in the Amendment in response to other comments of the Staff.

4.	Please file all exhibits as soon as practicable to permit for an expedited review of the materials.

Response:

In response to the Staff’s request, we have filed all exhibits with the Amendment and certain of the exhibits have previously been provided to the Staff supplementally.

5.	You qualify the summaries of certain documents, such as the merger agreement and fairness opinion, by referencing the individual documents. Where you do this, please indicate that they are summaries of the material terms, and revise the summaries to include all material terms, if necessary.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 1, 76, 88 and 91 of the Amendment.
Prospectus Cover Page
6.	Please state the title and amount of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, we have added the title and amount of securities to be offered on the Prospectus cover page.
National City’s Directors and Executive Officers May Receive...page 4
7.	Please disclose the approximate total dollar amount that will be paid to National City directors and executive officers as a result of the merger. We note the disclosure beginning on page 68.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 5 of the Amendment.
Unaudited Pro Forma Condensed Combined Financial Statements, page 26
8.	We note your disclosure in footnote (c) on page 27 that total shareholders’ equity does not reflect the $7.7 billion of preferred securities and related warrants approved to be issued to the United States Treasury no later than the closing date. Given the significance of the

Christian Windsor, Esq.
November 19, 2008

transactions with the U.S. Treasury Department and with a view towards greater transparency, please revise your pro forma condensed combined financial statements to provide a separate column illustrating the impact of the securities issued to the U.S. Treasury Department.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:
•	How the application of the proceeds of the transaction may potentially effect your net interest margin;

•	How the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

•	How the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.
Your assumption regarding the use of proceeds from the transactions must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

Response:

In response to the Staff’s comment, we have revised the unaudited pro forma condensed combined financial information, among other things, to provide a separate column illustrating the impact of the securities issued to the U.S. Treasury Department.
Note 3 — Merger and Integration Costs
9.	We note your disclosure in Note 3 to the pro forma financial statements that you estimate you will record a $1.8 billion conforming credit allowance adjustment in your post-acquisition financial statements. With a view toward providing greater transparency in your document, please disclose the specific methodology or assumption changes giving rise to this expected adjustment.

Response:

In response to the Staff’s comment, we have revised Note 3 on pages 32 and 33 of the Amendment to disclose the reasons for an expected conforming credit adjustment. However, given that the

Christian Windsor, Esq.
November 19, 2008

amount is an estimate subject to the outcome of additional portfolio review and changes in economic conditions, we removed the amount from the disclosure.
Note 5 — Pro Forma Adjustments, page 31
10.	Please respond to the following comments related to Balance Sheet Adjustment A:
•	Please revise to disclose how you determined if a loan was in the scope of SOP 03-3 for purposes of these pro forma adjustments;
Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment A on page 34 of the Amendment to disclose how we determined if a loan was in the scope of SOP 03-3.
•	Please revise to disclose the total amount of loans in the scope of SOP 03-3, which resulted in the pro forma adjustment presented;
Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment A on page 34 of the Amendment to disclose the total amount of loans in the scope of SOP 03-3.
•	Please revise to disclose how you determined the amount recognized under SOP 03-3;
Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment A on page 34 of the Amendment to disclose how we have determined the amount recognized under SOP 03-3.
•	Please revise to disclose the estimated amount of accretable yield for loans in the scope of SOP 03-3; and
Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment A on page 34 of the Amendment to disclose the estimated amount of accretable yield for loans in the scope of SOP 03-3.
•	Please revise to provide a narrative discussion of the reasons the SOP 03-3 adjustment of $10.3 billion is so much greater than the $2.2 billion existing allowance for loan losses for loans subject to SOP 03-3 as disclosed in Balance Sheet Adjustment B. Identify the respective accounting bases used for each adjustment.
Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment B on page 34 of the Amendment to disclose the reasons the SOP 03-3 adjustment of $10.3 billion is so much greater

Christian Windsor, Esq.
November 19, 2008

than the $2.2 billion existing allowance for loan losses and have identified the respective accounting bases used for each adjustment.

11.	Please explain and revise your disclosure to briefly disclose how you determined the amount of existing allowance for loan losses for loans subject to SOP 03-3 as disclosed in Balance Sheet Adjustment B.

Response:

The Staff is supplementally advised that based on our assessment of the loan portfolios of National City that were considered impaired, we obtained the existing allowance for loan losses allocation for each of these portfolios from the National City Credit Risk Reports as of August 31, 2008 and estimated a roll forward adjustment to September 30, 2008.

In response to the Staff’s comment, we have revised Balance Sheet Adjustment B on page 34 of the Amendment to briefly disclose how we determined the amount of existing allowance for loan losses subject to SOP 03-3.

12.	Please revise to disclose the expected useful lives and the expected amortization methods used for the identifiable intangibles noted in Balance Sheet Adjustment D.

Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment D on page 34 of the Amendment to disclose the expected useful lives and the expected amortization methods used for the identifiable intangibles.

13.	As it relates to Balance Sheet Adjustment F, please revise to provide additional detail relating to your increase in deferred tax assets of $3.8 billion, including the tax rate applied to significant balance sheet adjustments. In addition, please disaggregate and quantify the individually material balance sheet adjustments.

Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment E on page 34 of the Amendment to provide additional detail related to the increase in deferred tax assets of $3.8 billion, and have disaggregated and quantified the individually material balance sheet adjustments.

14.	As it relates to Balance Sheet Adjustments A, F and G, your disclosures seem to imply that you adjust the values to fair value and then make additional adjustments to reverse prior purchase accounting adjustments. If true, please revise to clarify that your reversal of prior purchase accounting adjustments combined with the other adjustments result in the interest-bearing deposits and loans being recorded at fair value.

Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustments A, F and G on pages 34 and 35, respectively, of the Amendment to clarify that the reversal of prior purchase

Christian Windsor, Esq.
November 19, 2008

accounting adjustments combined with the other adjustments result in the interest-bearing deposits and loans being recorded at fair value, as prescribed by FAS 141, Business Combinations.

15.	As it relates to Balance Sheet Adjustment G, please revise to include enhanced disclosures surrounding the cash payment to certain warrant holders of $384 million. In this regard, consider providing a cross-reference to the description of National City warrants on page 72 of the S-4.

Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment G on pages 34 and 35 of the Amendment to include enhanced disclosures surrounding the cash payment to certain warrant holders of $384 million, and have included a cross reference to the description of the treatment of National City warrants elsewhere in the document.

16.	Please revise to provide additional detail in your description of Balance Sheet Adjustment I regarding how the amount of the adjustment for Common Stock and Additional Paid-In Capital was calculated.

Response:

In response to the Staff’s comment, we have revised Balance Sheet Adjustment I on page 35 of the Amendment to provide additional detail regarding how the amount of the adjustment for Common Stock and Additional Paid-In Capital were calculated.

17.	Regarding Adjustment K to the Pro Forma Condensed Combined Balance Sheet, explain how the amortization of the fair value mark on deposits of three years relates to the longer amortization period of the core deposit intangible of nine years.

Response:

The Staff is supplementally advised that the amortization of the mark on time deposits related to current interest rates is based on the accretion of the discount to maturity on interest-bearing time deposits at September 30, 2008. Core deposits are defined to include noninterest and interest bearing demand accounts, savings and money market accounts and exclude time deposits. The amortization of the core deposit intangible is based on the estimated length of time the customer relationship is expected to provide value to PNC.

18.	We note your disclosure in Note P that income tax expense reflects the net tax adjustments at a tax rate of 33%. Please revise to disclose how you determined this tax rate. If you used an estimated effective tax rate to record the tax effect of the pro forma adjustments, tell us how you determined this was appropriate as opposed to the statutory rate. In addition, consider disclosing the primary reasons for the difference between your consolidated effective tax rate and the statutory federal income tax rate.

Response:

Christian Windsor, Esq.
November 19, 2008

The Staff is supplementally advised that the 33% tax rate reflected the estimated effective tax rate based on PNC and National City historical financial statements. The income tax expense adjustments will be revised to reflect a net tax on adjustments at a tax rate of 37%. In response to the Staff’s comment, we have revised Note Q on page 36 of the Amendment to disclose that the income tax expense reflects the net tax on adjustments at a tax rate of 37%, which is the 35% federal statutory rate plus the 2% state tax rate, and the primary reasons for the difference between PNC’s consolidated effective tax rate and the statutory rate.
The Merger
Background of the Merger, page 35
19.	Please revise this section to disclose when PNC management and the board learned Treasury would provide approximately $7.7 billion in TARP funds to PNC and how the infusion of capital from the Capital Purchase Program impacted the board’s decision to recommend that the PNC shareholders approve the merger. Please also disclose what impact, if any, Treasury’s commitment to provide the TARP funds to PNC had on the PNC board’s decision to consummate the merger. If Treasury’s aid was a material reason for the merger, please revise the section on page 43 entitled “PNC’s Reasons for the Merger; Recommendation of the PNC Board of Directors” to disclose this fact.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 45 and 49 of the Amendment.
Opinion of National City’s Financial Advisor; Opinion of PNC’s Financial Advisor, pages 44 & 50
20.	Please provide any presentation, memo, report or other material provided to the boards of directors of PNC or National City by either’s respective financial advisors with regard to the valuation or fairness of the transaction other than the opinion included in your registration statement.

Response:

Under separate submission on November 17, 2008, counsel to Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. provided the Staff with a copy of the materials provided to the PNC board of directors, dated October 31, 2008 and revised through November 6, 2008 to reflect technical immaterial changes, together with a request for confidential treatment under the Freedom of Information Act. Under separate submission on November 17, 2008, counsel to Goldman, Sachs & Co. provided the Staff with a copy of the materials provided to the National City board of directors together with a request for confidential treatment under the Freedom of Information Act.

21.	Please revise to disclose the specific amount to be paid by PNC to J.P. Morgan that is contingent upon completion of the merger. Similarly, disclose the amount to be paid by National City to Goldman Sachs that is contingent upon completion of the merger.

Response:

Christian Windsor, Esq.
November 19, 2008

In response to the Staff’s comment, we have revised the disclosure on pages 4, 54 and 70 of the Amendment.

22.	We note that the description in the registration statement regarding the material relationships between PNC’s financial advisors and PNC does not provide a quantitative description of the fees paid within the last two years, or to be paid, to the financial advisors and their affiliates by PNC and its affiliates. Please revise the registration statement to provide such disclosures. Likewise, provide a quantitative description of the fees paid within the last two years, or to be paid, to Goldman Sachs and its affiliates by National City and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 55, 63 and 70 of the Amendment.
United States Federal Income Tax Consequences of the Merger, page 93
23.	Please revise this section to discuss each material federal income tax consequence and indicate that it represents the opinion of counsel. Remove inconclusive language such as “assumes that the merger will qualify as a reorganization” and include definitive language such as “will qualify.” Assuming that you will use a short form opinion, Exhibit 8.1 may adopt the discussion in the prospectus as the opinion of counsel.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amendment.
Where You Can Find More Information, page 105
24.	You have elected to incorporate by reference all Exchange Act documents subsequently filed by PNC and National City. With respect to PNC filings, please revise to comply with Item 11(b)(3) of Form S-4. With respect to National City filings, please revise to comply with Item 11(b)(1) of Form S-4. Furthermore, please revise this section to clearly state that filings made between the date of the initial registration statement and the date of effectiveness will he incorporated by reference. Refer to Interpretation H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 111 and 112 of the Amendment.
PNC Form 10-Q for the fiscal quarter ended September 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Risk Management — Trading Risk, page 37

Christian Windsor, Esq.
November 19, 2008

25.	Please tell us and enhance your disclosure in future filings, beginning with your December 31, 2008 Form 10-K, to describe any actions taken to reduce proprietary trading risk in 2008. Indicate significant positions closed, if possible.

Response:

During 2008, PNC took the following steps to reduce its proprietary trading positions:
•	Sold Hilliard Lyons on March 31, 2008, thereby eliminating all risk positions.

•	Significantly reduced the Capital Markets Municipal Bond Arbitrage book during the first half of 2008, closing it completely by August 2008.

•	Eliminated proprietary risk taking within the customer-focused Equity Derivatives book during 2008.

•	Reduced Convertible Arbitrage book positions during 2008 from over $300 million face value of bonds to close to $100 million currently.

•	Terminated all derivative positions hedging Municipal Bond exposure in Tender Option Bond Trusts, terminated the Trusts, and transferred the remaining Long Municipal bond position (approx $300 million face value) to the Available For Sale portfolio. This transfer occurred in the fourth quarter of 2008.

•	Sold down approximately 80% of the positions in the non-agency MBS and CMBS in the proprietary trading books during 2008. The remaining positions (market value of $300 million) were transferred to the Available for Sale portfolio after terminating swap hedges. This transfer occurred in the fourth quarter of 2008.

•	Significantly reduced all other proprietary positions including interest rate swaps, futures, swap options and credit default swaps.
In response to the Staff’s comment, we will enhance our disclosure in future filings, beginning with our December 31, 2008 Annual Report on Form 10-K, of any actions taken to reduce proprietary trading risk.
Financial Derivatives, page 38
26.	Please explain the negative fair value of $135 million at September 30, 2008 associated with the freestanding derivative representing the Blackrock LTIP obligation.

Response:

The fair value of our free-standing derivative associated with our obligation to fund a portion of BlackRock’s long-term incentive plans comprised $134 million of the $135 million negative fair value at September 30, 2008. This negative value represents the change in market price of BlackRock common stock since September 30, 2006, when we deconsolidated BlackRock and established the LTIP liability. The computation is as follows:

Christian Windsor, Esq.
November 19, 2008

BlackRock stock price 9/30/06		$149.00
BlackRock stock price 9/30/08		194.50

		$(45.50)
LTIP shares remaining	x	2,940,866

		$(133,809,403)

Financial Statements
Notes to Consolidated Financial Statements
Note 4 Securities, page 60
27.	Please explain in more detail your process for assessing other-than-temporary impairment (“OTTI”) focusing particularly on the consideration given to determine that no additional other-than-temporary impairment (“OTTI”) existed on securities in an unrealized loss position for 12 months or more.

Response:

PNC performs a documented review, at least quarterly, of the available-for-sale securities portfolio to assess whether credit-related impairment exists and, if so, whether it is other-than-temporary. In this review, management has primarily focused on the private-issuer residential mortgage-backed and private-issuer asset-backed securities collateralized by first lien residential mortgage loans. As disclosed in the Form 10-Q, these sectors accounted for $2.6 billion and $0.5 billion, respectively, of our total unrealized losses of $3.7 billion at September 30, 2008.

In this review, which has evolved over the past year as the housing-related market dislocation has worsened, management uses certain criteria to determine whether an individual security should be placed on the Credit Monitor report. The purpose of this report is to identify and further evaluate securities that exhibit an increased likelihood of impairment. The criteria used include:
•	Using an internally developed loss projection model that forecasts the coverage ratio (i.e. credit enhancement / expected losses) to determine if potential impairment exists;

•	Using a third-party default model to determine if potential impairment exists;

•	Using the current coverage ratio and adding securities to the Credit Monitor where the ratio (i.e. credit enhancement less 60+ day delinquencies) is less than 2%; and

•	Management judgment.
The Credit Monitor is initially compiled based on management’s assessment of the risk of loss. Once the Credit Monitor is compiled, management assesses whether the report is complete by also considering, for any securities not identified as part of the initial process, the length of time an individual security has been in a continuous loss position, the severity of the unrealized loss, and the security’s external rating. For example, at September 30, 2008, management determined whether securities meeting the following additional criteria were included in the initial compilation

Christian Windsor, Esq.
November 19, 2008

of the Credit Monitor: securities in a continuous loss position for 12 or more months with an unrealized loss of 30 or more points; and securities rated BBB-equivalent or lower. Using these additional criteria, management may add securities to the Credit Monitor for further assessment.

Once identified for the Credit Monitor, each security is rated from “highest” risk to “low” risk. For all of the securities rated “highest” and the highest risk of those rated “high”, management performs scenario analysis testing to determine if an OTTI is evident. The analysis is based on the terms of the individual security and assumptions related to constant prepayment rate, constant default rate and loss severity. Two scenarios are simulated: a “baseline” scenario that uses management’s view of the most probable outcome and a stress scenario that applies a factor to the baseline assumptions. The stress scenario is useful in establishing a potential range and to identify potential forward issues that may not be apparent in the baseline.

In addition to these security level analyses, on a quarterly basis management also reviews and assesses portfolio-level statistics and trends in those statistics to determine the existence of OTTI. These portfolio-level statistics include:
•	External rating (i.e. Moody, S&P, Fitch);

•	Collateral vintage;

•	FICO score of the underlying collateral;

•	An aging of the length of time securities in a specific asset sector (e.g. residential mortgage-backed, commercial mortgage-backed and asset-backed) have been in a continuous loss position; and

•	The severity of the unrealized loss by interval.
Based on these factors, we concluded that no additional OTTI existed as of September 30, 2008 as we had the ability and intent at that date to hold these securities until recovery of fair value.
Note 15 Commitments and Guarantees — Visa Indemnification, page 76
28.	We note that your disclosure makes no mention of Visa’s agreement to settle in principle with Discover Financial Services in October 2008. In this regard, please address whether you considered the October 27, 2008 Visa press release announcing the settlement in arriving at your reserve as of September 30, 2008 or in any subsequent fourth quarter adjustments to your reserve. In the event that you recorded the adjustment in the fourth quarter of 2008, please:
•	Tell us how you determined this was not a type 1 event that should have been booked in the third quarter considering the fact that you filed your Form 10-Q on November 6, 2008, subsequent to the press release by Visa; and if necessary,

•	Provide us with a SAB 99 materiality analysis to support your conclusions.

Christian Windsor, Esq.
November 19, 2008

Response:

Our disclosures regarding Visa on page 37 of the Form 10-Q indicate that we expect a reduction in the Class B to Class A common shares conversion ratio due to settled litigation. The 2.2 million shares disclosed reflects the expected adjustment by Visa resulting from the Discover Financial Services settlement. In addition, we noted in the disclosures that Visa intends to effectively fund additional litigation escrow in connection with the reduction of the conversion ratio.

Settlement of litigation for an amount different from the liability recorded would generally require adjustment as a Type I subsequent event to the extent that the settlement amount exceeds the related reserves at the balance sheet date. However, when considering a Type I subsequent event, all information available prior to the issuance of the financial statements is to be used by management in the analysis of the related estimates.

As a result of the restructuring of the Visa USA by-laws in October 2007, PNC was required to recognize a FIN 45 liability at fair value relating to our proportionate obligation to indemnify Visa for litigation known as the “Covered Litigation” at the date of restructuring. The “Covered Litigation” included the Discover Financial Services litigation settled by Visa with the settlement amount reported by Visa on October 27, 2008. PNC is not a named defendant in any “Covered Litigation” involving Visa nor are we subject to the Visa loss sharing agreement — our liability is to Visa rather than to any Visa litigation plaintiffs in the form of the indemnification obligation accounted for under FIN 45.

Since FIN 45 does not address the “day two” accounting of such indemnification liabilities, we believe the liability should not be subsequently measured at fair value or under FIN 45. Although we believe Visa’s settlement with Discover Financial Services did constitute a subsequent event, we concluded that, based on our analysis and all information available including Visa’s history regarding past covered litigation settlements and its intention to fund this settlement through the escrow account, our current recorded liability was sufficient to cover any related “Covered Litigation” liability as a result of the settlement.

Christian Windsor, Esq.
November 19, 2008

* * * * * *
     Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1381. As indicated above and in our discussions, in view of the current circumstances, it is important to PNC to move forward as rapidly as possible to complete the National City transaction, and if there is anything further we can do to facilitate the Staff’s review, please let us know. With a view to finalizing the Registration Statement as promptly as possible, we would greatly appreciate if the Staff would let us know by telephone or similarly prompt means if there are further questions or issues that need to be resolved before the Registration Statement is declared effective. PNC is ready to submit an acceleration request (including the acknowledgments described on page 8 of the Staff’s comment letter) promptly upon being informed by the Staff that it has completed its review, and would hope to do so in time to permit the Registration Statement to be declared effective no later than Friday, November 21, 2008. PNC recognizes, and greatly appreciates, the efforts and work of the Staff to expedite the process to date.

Sincerely,
/s/ Nicholas G. Demmo

Nicholas G. Demmo

cc:	Donald J. Toumey, Sullivan & Cromwell LLP
Andrew D. Soussloff, Esq., Sullivan & Cromwell LLP
Richard J. Johnson, The PNC Financial Services Group, Inc.
George P. Long, III, Esq., The PNC Financial Services Group, Inc.
David L. Zoeller, Esq., National City Corporation